June 8, 2018

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Christine Westbrook

Re:	Eidos Therapeutics, Inc.
Registration Statement on Form S-1
Filed May 25, 2018
File No. 333-225235

Ladies and Gentlemen:

This letter is being submitted on behalf of Eidos Therapeutics, Inc. (the “Company”) in response to comments contained in the letter dated June 7, 2018 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Neil Kumar, Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-225235) (the “Registration Statement”), as filed on May 25, 2018. The Company is concurrently filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to the Amended Registration Statement as marked. Copies of this letter and its attachments will also be provided to Sasha Parikh, Kevin Vaughn and Dorrie Yale of the Commission.

Registration Statement on Form S-1 submitted May 25, 2018 Prospectus Summary, page 1

1.	We note that your revised development table indicates that your ATTR-PN trial is currently in the Phase 3 stage, but it also states that you plan to initiate Phase 3 in 2019. Please revise the “Stage” column of your table here and in the Business section to clearly indicate that the Phase 3 trial has not begun. Your revised disclosure indicates that you are planning to use data from the Phase 2 trial in ATTR-CM for to commence the Phase 3 trial for ATTR-PN. If true, please revise your disclosure to explain your basis for doing so.

RESPONSE: The Company acknowledges the Staff’s comment and has updated the development table on pages 3 and 86 of the Amended Registration Statement to clarify that both the planned OLE stage of the ATTR-CM Phase 2 trial and the planned Phase 3 trial of AG-10

United States Securities and Exchange Commission

June 8, 2018

in ATTR-PN are “to be initiated.” Additionally, the Company respectfully advises the Staff that the Company does not plan to rely on data from the Phase 2 trial in ATTR-CM to commence the Phase 3 trial in ATTR-PN, although the anticipated sequence and timing for these trials is the receipt of topline data from the Phase 2 trial in ATTR-CM by the end of 2018, followed by the initiation of the Phase 3 clinical trial in ATTR-PN. The Company has updated the disclosure accordingly on page 2 to avoid the implication that commencement of the Phase 3 trial in ATTR-PN is dependent on data from the Phase 2 trial in ATTR-CM.

Risk Factors – BridgeBio will continue to own a significant percentage of our common stock. . ., page 51

2.	It appears from your revised disclosures that you may be eligible for, but do not intend to rely on the “Controlled Company” exemption of Nasdaq Listing Rule 5615(c). If true, please revise this risk factor, including its title, to explain that you are eligible to rely on this exemption, but that you currently do not intend to do so.

RESPONSE: The Company acknowledges the Staff’s comment and has updated its disclosure on page 54 of the Amended Registration Statement to clarify that the Company does not intend to reply on the “Controlled Company” exemption of Nasdaq Listing Rule 5615(c).

Business, page 81

3.	We note your revised disclosures on page 103 regarding why AG10 has the potential to become a best-in-class therapy. As your product is still currently in Phase 2 and given the length of the approval process, please delete all references to AG10 as becoming or being developed to be a best-in-class product.

RESPONSE: The Company acknowledges the Staff’s comment and has updated its disclosure on pages 2, 84, 85, 91, 94, 97, 99 and 106 of the Amended Registration Statement to remove all references to AG10 as becoming or being developed to be a best-in-class product.

Report of Independent Registered Public Accounting Firm, page F-2

4.	Please amend your registration statement to include a signed audit report as required by Rule 2-02 of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and has included a signed audit report in the Amended Registration Statement. The Company further advises that it did receive a signed audit report from its independent registered public accounting firm but that the electronic version of such audit report inadvertently failed to include a conformed signature.

United States Securities and Exchange Commission

June 8, 2018

If you require additional information, please telephone the undersigned at (415) 733-6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong